UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces 2002 First Quarter Financial Results

Net Operating Expenses Decrease by Approximately $5.6 million; Mark Dance Appointed Chief Financial Officer

Vancouver, BC, CANADA (February 4, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the three months ended December 31, 2001, reported in U.S. dollars.

For the first quarter of 2002, Creo recorded revenues of $139.5 million compared to $143.2 million in the fourth quarter of 2001. Adjusted loss for the first quarter of 2002 was $2.3 million or $0.05 per share (diluted). This compares to an adjusted loss of $5.7 million or $0.12 per share (diluted) for the last quarter. The adjusted results exclude restructuring, business integration costs, goodwill and other intangible assets amortization, and one-time write-downs.

"This quarter we achieved a $3.4 million improvement in our bottom line over last quarter. We are pleased to see that cost control measures have improved our results despite the continued weakness in the economy," stated Amos Michelson, chief executive officer of Creo. "The continued economic uncertainty is apparent in the results reported today. However, we see indications of increased sales activity that we expect to be reflected in our revenues, provided the U.S. economy continues on the path for growth in the second half of this calendar year."

Mr. Michelson continued, "We have implemented strategic initiatives to reduce expenses through deliberate cost reduction measures and increase revenue through focused R&D efforts. During the quarter we continued to focus on making the latest digital prepress technology accessible for mid-sized and smaller printers through our line of entry-level products and consumable partnerships. We believe that Creo continues to be in a good position to take advantage of the inevitable digitization of the graphic arts market."

Highlights

- In January 2002, Creo launched Six Degrees™ software - a new product for the creative desktop, which dramatically improves the way content creators and creative professionals work with their projects -- at the MacWorld Conference and Expo held in San Francisco. Six Degrees was awarded the prestigious "MacWorld Best of Show Award." The Best of Show Awards are presented to the most exciting hardware and software products featured at the four-day MacWorld exhibit. Creo plans to begin sales of the product at MacWorld New York in July 2002, and European-language versions will follow in September.

- Creo also launched its new graphic look and web site at MacWorld, consolidating all business activities and subsidiaries worldwide under a single name and logo: Creo.

- Net operating expenses were reduced by approximately $5.6 million due to cost reduction programs and reduction in activity.

- Gross margins remained stable at 41 percent.

- Accounts receivable and other receivables were reduced by $13.6 million or approximately 8 percent.

- Inventory decreased from $99.4 million last quarter to $93.6 million this quarter.

"We focused our collection efforts, and were able to reduce days sales outstanding to 80 days this quarter from 88 days last quarter," stated Mike Graydon, chief financial officer of Creo. "Creo closed the quarter in a strong financial position with a cash balance of approximately $57 million."

For the first quarter of 2002, Creo achieved revenues of $139.5 million compared to $170.4 million in the first quarter of 2001. Adjusted loss for the first quarter of 2002 was $2.3 million or $0.05 per share (diluted). This compares to adjusted earnings of $10.0 million or $0.20 per share (diluted) for the same period a year ago. Under U.S. GAAP, Creo recorded a loss of $5.4 million or $0.11 per share (diluted) for the first fiscal quarter, and under Canadian GAAP, the company reported a loss of $5.0 million or $0.10 per share (diluted).

2002 Outlook

"The economic climate continues to be challenging," commented Mr. Graydon. "We expect revenue for our second quarter of 2002 to be moderately lower than for the first quarter and our bottom line to show some continued improvement."

Subsequent Events

Subsequent to the quarter end, in January 2002, Creo extended $23.6 million of secured long-term debt to printCafe, Inc., an important strategic partner for Creo. The Creo Networked Graphic Production initiative is leading the graphic arts industry into a fully digitized world. This solution leverages existing prepress solutions to link production and business systems from the creative desktop to the delivery of the finished product. By integrating content production workflows from Creo with print management systems from printCafe, customers can take advantage of a fully integrated production environment.

Also in January 2002, Creo entered into an agreement for the early repayment of royalties to the Government of Israel relating to grants received for research and development. Pursuant to the agreement, Creo will pay approximately $21.5 million over the next five years in lieu of future royalty obligations. This amount, adjusted for amounts previously accrued, will be reflected as a one-time charge of approximately $15 million to the income statement in the second quarter of 2002. The agreement will allow Creo to qualify for a recently announced program that allows for royalty-free grants to offset future R&D.

Management Changes

Mark Dance was appointed chief financial officer effective April 30, 2002. Mr. Dance remains a director of the company and chief operating officer. Mr. Dance was most recently the President of the Creo graphic arts division, a position that will be filled by Judi Hess, who currently holds the position of Corporate VP, Printing Workflow Systems. Mr. Dance will replace Michael Graydon who will continue with Creo in an advisory role.

Conference Call

Creo will hold a conference call today, February 4, 2002, at 5:00 p.m. Eastern Time to review 2002 first quarter results and discuss the outlook for the following quarter. To participate, tune in to the webcast at www.creo.com. An audio replay will be available; one hour after the call until February 7, 2002 at 7 p.m. Eastern Time. For replay dial 1-800-558-5253, access code 20201165 except in Toronto dial 1-416-626-4100, access code 20201125. A Web replay will also be available at www.creo.com.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

Creo Products Inc.
Statements of Adjusted Earnings (Loss)
(In millions of U.S. dollars except per share amounts) (unaudited)

December 31 2001 (unaudited)	September 30 2001 (unaudited)

Revenue	$139.5	$143.2
Cost of sales	81.7	84.7
Gross profit	57.8	58.5
Research and development, net	19.6	21.5
Sales and marketing	24.6	27.0
General and administration	17.2	18.2
Other income	(0.7)	(0.4)
Adjusted operating loss	(2.9)	(7.8)
Income tax recovery	(0.6)	(2.1)
Adjusted loss	(2.3)	(5.7)
Adjusted loss per share - basic	$(0.05)	$(0.12)
Adjusted loss per share - diluted	$(0.05)	$(0.12)

Reconciliation to Canadian GAAP loss
Adjusted loss	(2.3)	(5.7)
Write-down of inventory, capital assets and accounts receivable	-	(15.3)
Tax recovery on adjustments above	-	5.7
One-time charges, net of tax	-	(9.6)
Severance	-	(4.1)
Tax recovery on severance	-	1.5
Severance, net of tax	-	(2.6)
Business integration costs	-	-
Goodwill and other intangible assets amortization	-	(18.8)
Write-down of intangible assets and goodwill	-	(265.7)
Write-down of investments	-	(70.5)
Write-down of future tax assets	-	(9.0)
Restructuring - Iris and Creo America	(3.3)	-
Tax recovery related to reconciling items	0.6	-
Loss under Canadian GAAP	$(5.0)	$(381.9)

Loss per share - Basic, Canadian GAAP	$(0.10)	$(7.79)
Loss per share - Basic, U.S. GAAP	$(0.11)	$(7.17)
Loss per share - Diluted, Canadian GAAP	$(0.10)	$(7.79)
Loss per share - Diluted, U.S. GAAP	$(0.11)	$(7.17)

The adjusted results exclude restructuring, business integration costs, goodwill and other intangible assets amortization, and one-time write-downs and for U.S. GAAP purposes, stock compensation expense. The adjusted earnings are not prepared in accordance with generally accepted accounting principles (GAAP) since it excludes these costs.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

Three months ended December 31
2001 (unaudited)	2000 (unaudited)

Revenue

Product	$87,106	$118,266
Service	41,268	39,988
Consumables	11,135	12,164
	139,509	170,418
Cost of sales	81,726	101,283
	57,783	69,135

Research and development, net	19,592	16,121
Sales and marketing	24,567	22,205
General and administration	17,213	16,536
Other expense (income)	(667)	2,799
Restructuring	3,287	-
Operating income before undernoted items	(6,209)	11,474
Business integration costs	-	6,672
Goodwill and other intangible assets amortization	-	19,191
Loss before income taxes	(6,209)	(14,389)
Income tax recovery	(1,215)	(716)
Net loss	$(4,994)	$(13,673)

Loss per common share
- Basic, Canadian GAAP	$(0.10)	$(0.29)
- Basic, U.S. GAAP	$(0.11)	$(0.25)
- Diluted, Canadian GAAP	$(0.10)	$(0.29)
- Diluted, U.S. GAAP	$(0.11)	$(0.25)

Retained earnings (deficit), beginning of period	$(394,431)	$20,324
Net loss	(4,994)	(13,673)
Retained earnings (deficit), end of period	$(399,425)	$6,651

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31 2001 (unaudited)	September 30 2001 (audited)

Assets

Current assets
Cash and cash equivalents	$57,578	$60,241
Accounts receivable	125,176	140,551
Other receivables	28,851	27,041
Inventories	93,569	99,438
Future income taxes	12,995	11,034
	318,169	338,305
Capital assets, net	111,153	111,768
Goodwill and other intangible assets, net	4,280	-
Other assets	20,071	24,005
Future income taxes	14,779	13,629
	$468,452	$487,707
Liabilities

Current liabilities
Short-term debt	$17,516	$19,298
Accounts payable	59,478	60,707
Accrued and other liabilities	54,478	54,928
Income taxes payable	439	2,286
Future income taxes	1,065	1,200
Deferred revenue and credits	40,442	48,067
	173,418	186,486
Future income taxes	2,541	2,556
	175,959	189,042
Shareholders' Equity

Share capital	693,164	691,955
Contributed surplus	2,060	2,060
Cumulative translation adjustment	(3,306)	(919)
Deficit	(399,425)	(394,431)
Total shareholders' equity	292,493	298,665
	$468,452	$487,707

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 4, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary